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                                June 10, 2022

       Pavel Raifeld
       Chief Executive Officer
       Innoviva, Inc.
       1350 Old Bayshore Highway
       Suite 400
       Burlingame, CA 94010

                                                        Re: Entasis
Therapeutics Holdings Inc.
                                                            Schedule 13E-3 and
Schedule TO filed on June 7, 2022 by Innoviva, Inc. and
                                                            Innoviva Merger
Sub, Inc.
                                                            File No. 005-90651

       Dear Mr. Raifeld:

              We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed on June 7, 2022

       General

   1.                                                   Please amend the
Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to
Purchase and Schedule 14D-9 in response to staff comments. Please also revise the signature
block to include the Purchaser.
   2. Please describe the effects of the transaction on Entasis's affiliates and unaffiliated security holders,
including the effect of the transaction on the Purchaser Parties' interest in the net book value and
net earnings of Entasis in both dollar amounts and percentages.
                                                        Refer to Exchange Act
Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of
                                                        Regulation M-A and
Instruction 3 thereto.
 Pavel Raifeld
Innoviva, Inc.
June 10, 2022
Page 2
Schedule TO filed on June 7, 2022

14. Position of Parent and Purchaser Regarding Fairness of the Offer and Merger, page 47

3.     We note the disclosure on page 47 that    [t]he Purchaser Parties
reasonably believe that the
       Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders
       are fair to such Unaffiliated Stockholders.    The term "Unaffiliated
Stockholders    is
       defined to mean    the stockholders of Entatsis [sic] other than the
Purchaser Parties.
       Please note that the staff considers officers and directors of Entasis to be affiliates when considering whether such reference is sufficiently specific to satisfy
Item 1014(a) of
       Regulation M-A. Please refer to the definition of    affiliate    in
Exchange Act Rule 13e-
       3(a)(1). Please consider whether such term applies to any other directors and officers of
       Entasis or its affiliates who are not necessarily members of the Purchaser Parties or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a).
4. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See
       Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13,
1981). Please
       revise this section to either include the factors described in clauses
(ii) and (vi) of
       Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our
       preceding comment regarding the definition of    Unaffiliated
Stockholders.
General

5. With a view towards disclosure, please advise why the Minimum Condition excludes shares beneficially owned by Manousos Perros, the Entasis CEO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNamePavel Raifeld
                                                             Division of
Corporation Finance
Comapany NameInnoviva, Inc.
                                                             Office of Mergers
& Acquisitions
June 10, 2022 Page 2
cc:       Jonathan S. Kubek, Esq.
FirstName LastName